Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kansas City Southern:
We consent to the incorporation by reference in the registration statement (No. 333-51854) on Form S-8 of Kansas City Southern of our report dated June 29, 2007, with respect to the statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) as of December 31, 2006 and delinquent participant contributions, which report appears in the December 31, 2006 annual report on Form 11-K of the Kansas City Southern 401(k) and Profit Sharing Plan.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007